# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2942 North 24th Street, Suite 115, #42035, Phoenix, Arizona (AZ), 85016
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001953838-25-000003
Filed by CIK 0001953838

## Reporting persons
- SZOP Opportunities I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,361,529; sole dispositive power 0; shared dispositive power 5,361,529; aggregate amount beneficially owned 5,361,529 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Opportunities Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,361,529; sole dispositive power 0; shared dispositive power 5,361,529; aggregate amount beneficially owned 5,361,529 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Multistrat LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Multistrat Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices:
2942 North 24th Street, Suite 115, #42035
Phoenix, Arizona 85016

## Item 2. Person Filing
Name of person filing:
SZOP Opportunities I LLC
SZOP Opportunities Management LLC
SZOP Multistrat LP
SZOP Multistrat Management LLC
Kerry Propper
Antonio Ruiz-Gimenez
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
SZOP Opportunities I LLC - Delaware
SZOP Opportunities Management LLC - Delaware
SZOP Multistrat LP - Delaware
SZOP Multistrat Management LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
SZOP Opportunities I LLC - 5,361,529*
SZOP Opportunities Management LLC - 5,361,529*
SZOP Multistrat LP - 0*
SZOP Multistrat Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*

*The common stock (the "Shares") of Fold Holdings, Inc. (the "Issuer") reported herein represents Shares that may be purchased by SZOP Opportunities I LLC ("SZOP Opportunities") pursuant to an Equity Purchase Facility Agreement (the "Purchase Agreement"), between SZOP Opportunities and the Issuer.

Since the most recently filed Schedule 13G, SZOP Multistrat LP transferred its ownership interests in SZOP Opportunities to an affiliated entity, SZOP Opportunities Management LLC (the "Manager", and collectively with SZOP Opportunities, the "Reporting Persons"). As such, this amendment reflects the current ownership structure of SZOP Opportunities. The Manager is managed by a board of managers comprised of three persons which requires that voting and disposition decisions with respect to the Shares be approved by a majority of the managers. As such, this amendment also serves as an exit filing for each of SZOP Multistrat LP, SZOP Multistrat Management LLC, Kerry Propper and Antonio Ruiz-Gimenez as those reporting persons no longer beneficially own Shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

Under the Purchase Agreement, at the Issuer's sole discretion, SZOP Opportunities may be required to purchase Shares, in accordance with the terms and subject to the conditions and limitations of the Purchase Agreement. One of such limitations is that the Purchase Agreement prohibits SZOP Opportunities from purchasing any Shares, which, when aggregated with all other Shares then beneficially owned by SZOP Opportunities and its affiliates, would result in the beneficial ownership by SZOP Opportunities and its affiliates exceeding 9.99% of the Shares outstanding (the "Ownership Limitation").

As such, the percent of class reported herein gives effect to the Ownership Limitation and is based upon a statement in the Issuer's Form 10-Q filed on November 10, 2025 that there were 48,307,642 Shares outstanding plus the approximate total number of Shares that the Reporting Persons may acquire at the direction of the Issuer (subject to the Ownership Limitation) in accordance with Rule 13d-3(d)(1)(i) under the Act.

The Reporting Persons are electing to file this Schedule 13G solely to the extent that, for the purposes of Rule 13d-3 of the Act, the Reporting Persons are deemed to beneficially own the Shares pursuant to the Purchase Agreement. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Act, as amended, or for any other purpose. Each of the Reporting Persons (and previous reporting persons) disclaim beneficial ownership of the Shares reported herein except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Percent of class:
SZOP Opportunities I LLC - 9.9%
SZOP Opportunities Management LLC - 9.9%
SZOP Multistrat LP - 0.0%
SZOP Multistrat Management LLC - 0.0%
Kerry Propper - 0.0%
Antonio Ruiz-Gimenez - 0.0%
Sole power to vote or to direct the vote:
SZOP Opportunities I LLC - 0
SZOP Opportunities Management LLC - 0
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
SZOP Opportunities I LLC - 5,361,529*
SZOP Opportunities Management LLC - 5,361,529*
SZOP Multistrat LP - 0*
SZOP Multistrat Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*
Sole power to dispose or to direct the disposition:
SZOP Opportunities I LLC - 0
SZOP Opportunities Management LLC - 0
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
SZOP Opportunities I LLC - 5,361,529*
SZOP Opportunities Management LLC - 5,361,529*
SZOP Multistrat LP - 0*
SZOP Multistrat Management LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- SZOP Opportunities I LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (02/17/2026)
- SZOP Opportunities Management LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (02/17/2026)
- SZOP Multistrat LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (02/17/2026)
- SZOP Multistrat Management LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (02/17/2026)
- Kerry Propper: /s/ Kerry Propper, Individually (02/17/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (02/17/2026)